Innovative Card Technologies, Inc.
10880 Wilshire Blvd.
Suite 950
Los Angeles, CA 90024
T: 310.312.0700 F: 310.496.2693
Email: info@incardtech.com

January 12, 2007

VIA EDGAR AND COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington DC, 20549
Attn.:	Angela J. Crane, Accounting Branch Chief
Dennis C. Hult

Re:	Innovative Card Technologies, Inc.
Form 10-KSB for the fiscal year ended December 31, 2005
Filed March 20, 2006
File No. 0-51260
Form 10-QSB for the period ended September 30, 2006

Dear Ms. Crane and Mr. Hult:

On behalf of Innovative Card Technologies, Inc. (the “Company”), we are responding to your comments dated December 22, 2006 that we received on January 4, 2007 relating to our Form 10-KSB for the fiscal year ended December 31, 2006 filed March 20, 2006 (File No. 05-1260) and our Form 10-QSB for the period ended September 30, 2006.

Set forth below are the Company’s responses to the Staff’s comments. We have reproduced the Staff’s comments in bold type and have followed each comment with our response. References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

INNOVATIVE CARD TECHNOLOGIES, INC.
10880 WILSHIRE BLVD SUITE 950 • LOS ANGELES, CA • 90024
PHONE: (310) 312-0700• FAX: (310) 496-2693 • INFO@INCARDTECH.COM

Securities and Exchange Commission
January 12, 2007

Form 10-QSB for the period ended September 30, 2006

Note 6. Goodwill and Intangible Asset Valuation

1.
We note that you completed the acquisition of nCryptone on June 28, 2006 and you are in the process of reviewing the amounts assigned to goodwill and patent license fees. We have reviewed your response dated September 12, 2006 to our letter dated September 1, 2006, where you took the position that you acquired assets and did not acquire a business. Note that acquisitions of assets that do not constitute a “business” are allocated to the individual assets acquired on their relative fair value and do not give rise to goodwill. Please advise and provide a detailed analysis of how you accounted for this acquisition and cite the accounting literature upon which you relied.

In response to the Staff’s comment, we acknowledge that Note 6 of our 10-QSB for the period ending September 30, 2006 erroneously stated that amounts would be assigned to goodwill. Goodwill was not acquired as part of this transaction, as we purchased certain assets of nCryptone and did not acquire a business. The Company is determining the intangible assets acquired as a result of the transaction and their respective fair values and estimated useful lives as well as the valuation of the patent license fees. We have received the report from the third party valuation firm and are in the process of determining the accounting treatment of the intangible assets that will be included in our December 31, 2006 results and corresponding 10-KSB for the period ended December 31, 2006. As previously disclosed, the valuation of the DisplayCard assets purchased from nCryptone was estimated as of the acquisition date and the purchase price is subject to future adjustments. Furthermore, if the valuation is less than the value of the common stock as initially documented by the parties, the purchase price will be adjusted downward accordingly and any such adjustment will be recorded as an adjustment to intangible assets and reflected in the final purchase price allocation.

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff and apologize for any inconveniences our oversight may have caused you. Please do not hesitate to contact the undersigned by telephone at (310) 208-1182, or by facsimile at (310) 208-1154.

Very truly yours,
Innovative Card Technologies, Inc.

Bennet P. Tchaikovsky
Chief Financial Officer